Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult a stockbroker, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or transferred all your shares in Brilliance China Automotive Holdings Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
PROPOSED CANCELLATION OF THE OUTSTANDING OPTIONS
GRANTED UNDER THE 2002 SHARE OPTION SCHEME
AND
ADOPTION OF NEW SHARE OPTION SCHEME

A notice convening a special general meeting of Brilliance China Automotive Holdings Limited to be held at Room Tian & Di, 7th Floor, The Landmark Mandarin Oriental, 15 Queen’s Road Central, The Landmark, Central, Hong Kong on Tuesday, 11th November, 2008 at 9:00 a.m. or any adjournment thereof, is set out on pages 18 to 20 of this circular.
Whether or not you are able to attend the meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting if you so wish.
24th October, 2008

* for identification purposes only

RESPONSIBILITY STATEMENT
This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

ii

DEFINITIONS
     In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“1999 Share Option Scheme”	the share option scheme of the Company which was adopted by the Company on 18th September, 1999 and terminated by the Company on 28th June, 2002;

“2002 Share Option Scheme”	the existing share option scheme of the Company which was adopted by the Company on 28th June, 2002 which came into effect on 15th July, 2002 and expiring on 14th July, 2012;

“associates”	has the same meaning as ascribed in the Listing Rules;

“Board”	the board of Directors;

“Bye-Laws”	the bye-laws of the Company;

“chief executive”	has the same meaning as ascribed in the Listing Rules;

“Company”	Brilliance China Automotive Holdings Limited , an exempted company incorporated in Bermuda with limited liability, whose securities are listed on the Stock Exchange;

“connected person”	has the same meaning as ascribed in the Listing Rules;

“Directors”	directors of the Company;

“Eligible Employees”	means any employee or proposed employee (whether full time or part time employee, including any executive directors but not any non-executive director) of the Company, its Subsidiaries, any Invested Entity or the holding company of the Company;

“Eligible Grantees”	any Participant who accepts an offer of the grant of an Option in accordance with the terms of the New Share Option Scheme or (where the context so permits) a person entitled to any such Option in consequence of the death of the original grantee who is eligible for granting Options under the New Share Option Scheme;

“Group”	the Company and its Subsidiaries;

DEFINITIONS

“Hong Kong”	The Hong Kong Special Administrative Region of the People’s Republic of China;

“Invested Entity”	any entity in which the Group holds any equity interest;

“Latest Practicable Date”	22nd October, 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“New Share Option Scheme”	the share option scheme proposed to be adopted by the Company at the SGM, a summary of the principal terms of which is set out in the Appendix;

“Optionholder(s)”	holder(s) of the Options;

“Option(s)”	option(s) to subscribe for Shares granted by the Company under the 1999 Share Option Scheme, the 2002 Share Option Scheme and the New Share Option Scheme (as the case may be);

“Ordinary Resolutions”	the ordinary resolutions to be proposed at the SGM in order to consider the cancellation of the outstanding Options granted under the 2002 Share Option Scheme, the adoption of the New Share Option Scheme and the termination of the 2002 Share Option Scheme as set out in the notice of the SGM; and each an “Ordinary Resolution”;
“Participants”	any person belonging to any of the following classes of participants :
(a) any Eligible Employee;
(b) any non-executive director (including independent non-executive directors) of the Company, any of its Subsidiaries or any Invested Entity;
(c) any supplier of goods or services to any member of the Group or any Invested Entity;
(d) any customer of the Group or any Invested Entity;
(e) any person or entity that provides research, development or other technological support to the Group or any Invested Entity;
(f) any shareholder of any member of the Group or any Invested Entity or any holder of any securities issued by any member of the Group or any Invested Entity; and
(g) any other group or class of participants from time to time determined by the Directors as having contributed or may contribute to the development and growth of the Group and any Invested Entity;

DEFINITIONS

“SGM”	the special general meeting of the Company to be held at Room Tian & Di, 7th Floor, The Landmark Mandarin Oriental, 15 Queen’s Road Central, The Landmark, Central, Hong Kong on Tuesday, 11th November, 2008 at 9:00 a.m. or any adjournment thereof, to consider and , if appropriate, to approve the Ordinary Resolutions, the notice of which is set out on pages 18 to 20 of this circular, or any adjournment thereof;

“Share(s)”	share(s) of par value of US$0.01 each in the capital of the Company or if there has been a sub-division, consolidation, reclassification or reconstruction of the share capital of the Company, shares forming part of the ordinary equity share capital of the Company;

“Shareholder(s)”	holder(s) of Share(s);

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Subsidiary”	a subsidiary for the time being of the Company (within the meaning of Section 2 of the Companies Ordinance), whether incorporated in Hong Kong or elsewhere;

“substantial shareholders”	has the same meaning as ascribed in the Listing Rules;

“HK$” and “cents”	Hong Kong dollars and cents, the lawful currency of the Hong Kong Special Administrative Region of the People’s Republic of China; and

“US$”	United States dollars, the lawful currency of the United States of America.
*for identification purposes only

LETTER FROM THE BOARD

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)

Executive Directors:	Registered office:
Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman) Mr. Qi Yumin (Chief Executive Officer) Mr. He Guohua Mr. Wang Shiping	Canon’s Court 22 Victoria Street Hamilton HM12 Bermuda

Non-executive Director: Mr. Lei Xiaoyang Independent non-executive Directors: Mr. Xu Bingjin Mr. Song Jian Mr. Jiang Bo	Head office and principal place of business: Suites 1602-05 Chater House 8 Connaught Road Central Hong Kong
24th October, 2008
To the Shareholders
Dear Sir or Madam
PROPOSED CANCELLATION OF THE OUTSTANDING OPTIONS
GRANTED UNDER THE 2002 SHARE OPTION SCHEME
AND
ADOPTION OF NEW SHARE OPTION SCHEME
INTRODUCTION
     On 15th October, 2008, the Company announced that the Board proposed to cancel the outstanding Options granted under the 2002 Share Option Scheme; and to adopt the New Share Option Scheme to replace the 2002 Share Option Scheme.

* for identification purposes only

LETTER FROM THE BOARD
     The purpose of this circular is to provide you with information regarding details of the outstanding Options to be cancelled and the New Share Option Scheme and to give you the notice of the SGM.
CANCELLATION OF THE OUTSTANDING OPTIONS GRANTED UNDER THE 2002 SHARE OPTION SCHEME
The proposed cancellation
     On 15th October, 2008, the Company received written requests from the Optionholders requesting the Company to cancel the outstanding Options granted to them under the 2002 Share Option Scheme but not exercised as the exercise prices for the Options which range from HK$1.320 to HK$1.746 are significantly higher than the recent market prices of the Shares, and they had no intention to exercise such Options to subscribe for the Shares. As at the Latest Practicable Date, there are outstanding Options to subscribe for an aggregate of 92,125,000 Shares granted under the 2002 Share Option Scheme. The following is a summary of the outstanding Options granted under the 2002 Share Option Scheme:

	Number of
	Shares subject to
	the outstanding
	Options granted
	under the 2002
Number of	Share Option	Exercise price
Optionholders	Scheme	HK$	Exercise period
12	34,125,000	1.320	28/12/2006 — 27/12/2016
24	56,500,000	1.746	31/12/2007 — 30/12/2017
1	1,500,000	1.542	21/2/2008 — 20/2/2018
     Having considered that the purpose of the share option scheme is to provide incentives or rewards to participants thereunder for their contribution to the Group and / or to enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group or Invested Entities, and that no consideration will be payable by the Company for the cancellation of the Options, the Board has resolved that such requests for cancellation of the Options be put forward to the Shareholders in general meeting for approval in accordance with the rules of the 2002 Share Option Scheme.
     The Board considered that the proposed cancellation of the Options is in the interest of the Company as no consideration will be payable by the Company for such cancellation, and upon cancellation of the Options, the Company will no longer be obliged to issue those Shares subject to the Options and the proportionate interest of the Shareholders in the Company will not be diluted as a result. Furthermore, no compensation or any consequential loss will be payable to the Optionholders as a result of such cancellation and there will not be any adverse finance effect on the Company as a result of the cancellation of the Options.
Procedures for the cancellation
     According to the rules of the 2002 Share Option Scheme, cancellation of Options granted but not exercised has to be approved by Shareholders by way of poll and the Optionholders and their associates have to abstain from voting on the relevant Ordinary

LETTER FROM THE BOARD
Resolution for approving the cancellation to be proposed at the SGM. As at the Latest Practicable Date, based on the Company’s records and to the best of the knowledge of the Directors, the Optionholders and their associates are in aggregate interested in 1,125,000 Shares, representing approximately 0.031% of the issued share capital of the Company. The Optionholders and their associates are entitled to exercise control over the voting right in respect of their Shares and will abstain from voting on the Ordinary Resolution to be proposed at the SGM in relation to the cancellation of the outstanding Options granted under the 2002 Share Option Scheme.
ADOPTION OF NEW SHARE OPTION SCHEME
Reasons for adoption of the New Share Option Scheme
     The 2002 Share Option Scheme was adopted by the Company on 28th June, 2002 and came into effect on 15th July, 2002. The 2002 Share Option Scheme will expire on 14th July, 2012, ie. 10 years from the date the 2002 Share Option Scheme came into effect. If the Company continues to grant Options to subscribe for Shares under the 2002 Share Option Scheme, in about four years’ time, upon the expiration of the 2002 Share Option Scheme and the adoption of a new share option scheme in 2012, the Company would be administering Options to subscribe for Shares granted under two share option schemes in parallel for most of the duration of the new share option scheme to be adopted in 2012. This would place an administrative burden on the Company. To provide appropriate incentives or rewards to eligible persons for their contributions or potential contributions to the Group or Invested Entities, and to avoid having to administer two share option schemes at the same time in the long run, the Board considers that it is in the interests of the Company to terminate the 2002 Share Option Scheme and to adopt the New Share Option Scheme. The Board also proposed to take the opportunity of adopting the New Share Option Scheme (i) to refine the exact scope of persons that the New Share Option Scheme intends to benefit to provide flexibility in giving incentives and rewards to appropriate persons who have or would contribute to the growth of the Group or Invested Entities; and (ii) to clarify the circumstances under which Options granted to non-employees of the Group or Invested Entities would lapse.
The New Share Option Scheme
     At the SGM, an Ordinary Resolution will be proposed for the Company to approve the termination of the 2002 Share Option Scheme and the adoption of the New Share Option Scheme for the Participants pursuant to which the Participants may be granted Options to subscribe for Shares upon and subject to the terms and conditions of the rules of the New Share Option Scheme.
     A summary of the principal terms of the rules of the New Share Option Scheme which is proposed to be approved and adopted by the Company at the SGM is set out in the Appendix entitled “The Principal Terms of the New Share Option Scheme” on pages 10 to 17 of this circular. A copy of the rules of the New Share Option Scheme is available for inspection at the principal place of business of the Company at Suites 1602-05, Chater House, 8 Connaught Road Central, Hong Kong during normal business hours from the date hereof up to and including 11th November, 2008.

LETTER FROM THE BOARD
The New Share Option Scheme is conditional upon:
(i)	the passing of an Ordinary Resolution at the SGM approving the adoption of the New Share Option Scheme and the termination of the 2002 Share Option Scheme; and
(ii)	the listing committee of the Stock Exchange granting approval for the listing of, and permission to deal in any new Shares which may fall to be allotted and issued upon the exercise of the subscription rights attaching to the Options that may be granted under the New Share Option Scheme.
     Options to subscribe for a total of 96,750,000 Shares have been granted under the 2002 Share Option Scheme, of which Options to subscribe for 1,375,000 Shares have been exercised and Options to subscribe for 3,250,000 Shares have lapsed. The 2002 Share Option Scheme will be terminated on the New Share Option Scheme coming into effect upon the fulfillment of the conditions set out above. Upon termination of the 2002 Share Option Scheme, no further Options will be granted thereunder. As it is proposed that the outstanding Options to subscribe for 92,125,000 Shares under the 2002 Share Option Scheme will be cancelled, subject to the approving of the cancellation of the Options at the SGM, upon termination of the 2002 Share Option Scheme, there will not be any outstanding Options granted under the 2002 Share Option Scheme.
     As at the Latest Practicable Date, Options to subscribe for 2,800,000 Shares granted under the 1999 Share Option Scheme remain outstanding. The limit on the number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be granted under the New Share Option Scheme and any other schemes must not exceed 30% of the Shares of the Company in issue from time to time.
     Shares which may fall to be issued upon exercise of all Options to be granted under the New Share Option Scheme at any time may not exceed 10% of the Shares in issue as at the date of adoption of the New Share Option Scheme. Options previously granted under the 1999 Share Option Scheme, the 2002 Share Option Scheme and any other schemes (including those outstanding, cancelled, lapsed or exercised in accordance with the 1999 Share Option Scheme, the 2002 Share Option Scheme and any other schemes) shall not be counted for the purpose of calculating the scheme limit for the New Share Option Scheme. On the basis of 3,669,765,900 Shares in issue as at the Latest Practicable Date and assuming no Shares are issued or repurchased by the Company prior to the SGM, the scheme limit for the New Share Option Scheme will be 366,976,590 Shares under Rule 17.03(3) of the Listing Rules, should the New Share Option Scheme be adopted.
     The Directors consider that it is not appropriate to state the value of all the Options that can be granted under the New Share Option Scheme as if they had been granted at the Latest Practicable Date prior to the approval of the New Share Option Scheme given that the variables which are critical for the calculation of the value of such Options cannot be determined. The variables which are critical for the determination of the value of such Options include, the subscription price for the Shares upon the exercise of the subscription rights attaching to the Options, whether or not Options will be granted under the New Share Option Scheme and the timing of the granting of such Options, the period during which the subscription rights may be exercised, the discretion of the Board to impose any performance target that has to be achieved before the subscription rights attaching to the Options can be

LETTER FROM THE BOARD
exercised and any other conditions that the Board imposed on the Options and whether or not such Options if granted will be exercised by the Eligible Grantees. The subscription price payable for the Shares depends on the price of the Shares as quoted on the Stock Exchange, which in turn depends on when the Board is to grant Options under the New Share Option Scheme. With a scheme life of ten years, the Board is of the view that it is too premature to state whether or not Options will be granted under the New Share Option Scheme, and if so, the number of Options that may be granted. It is also difficult to ascertain with accuracy the subscription price of the Shares given the volatility the Share price may be subject to during the 10-year life span of the New Share Option Scheme. In the premises, the Directors are of the view that the value of the Options depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical basis and speculative assumptions. Accordingly, the Directors believe that any calculation of the value of the Options will not be meaningful and may be misleading to Shareholders in the circumstances.
Application for listing
     Application will be made to the listing committee of the Stock Exchange for the listing of, and permission to deal in, the Shares which may fall to be issued pursuant to the exercise of any Options that may be granted under the New Share Option Scheme.
THE SGM
     A notice convening the SGM of the Company to be held at Room Tian & Di, 7th Floor, The Landmark Mandarin Oriental, 15 Queen’s Road Central, The Landmark, Central, Hong Kong on Tuesday, 11th November, 2008 at 9:00 a.m. or any adjournment thereof is therein enclosed. Ordinary Resolution to be proposed at the SGM in relation to the cancellation of the outstanding Options granted under the 2002 Share Option Scheme will be approved by Shareholders other than the Optionholders and their associates by poll. Ordinary Resolution to be proposed at the SGM in relation to the adoption of the New Share Option Scheme and the termination of the 2002 Share Option Scheme will be approved by all Shareholders attending and voting at the SGM by a show of hands.
     There is also enclosed a form of proxy for use at the SGM. Whether or not the Shareholders intend to be present at the SGM, they are requested to complete the form of proxy and return it to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding of the SGM. Completion and delivery of the form of proxy will not preclude the Shareholders from attending, and voting at the SGM if they so wish.
PROCEDURES BY WHICH A POLL MAY BE DEMANDED
     Pursuant to the bye-law 70 of the Bye-Laws, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or demanded (before or at the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):

LETTER FROM THE BOARD
(i)	by the Chairman of the meeting; or

(ii)	by at least three Shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(iii)	by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to attend and vote at the meeting; or

(iv)	by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose Shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the Shares having that right.
     Pursuant to Rule 13.39(3) of the Listing Rules, if the Chairman of the meeting and/or the Directors individually or collectively hold proxies in respect of Shares holding 5% or more of the total voting rights at a particular meeting, and if on a show of hands a meeting votes in the opposite manner to that instructed in those proxies, the Chairman and/or the Directors and the Chairman holding proxies as aforesaid collectively shall demand a poll; provided that if it is apparent from the total proxies held that a vote taken on a poll will not reverse the vote taken on a show of hands, then the Directors and/or the Chairman shall not be required to demand a poll.
RECOMMENDATION
     Having considered the reasons set out herein, the Directors consider that the proposed Ordinary Resolutions for the cancellation of the outstanding Options granted under the 2002 Share Option Scheme and the adoption of the New Share Option Scheme to replace the 2002 Share Option Scheme are in the interests of the Company, and in particular, the Group as a whole. The Directors therefore recommend the Shareholders to vote in favour of the Ordinary Resolutions.
GENERAL INFORMATION
     Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully, For and on behalf of the Board of Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman

APPENDIX - THE PRINCIPAL TERMS OF THE NEW SHARE OPTION SCHEME
This Appendix summarises the principal terms of the New Share Option Scheme but does not form part of, nor was it intended to be, part of the New Share Option Scheme nor should it be taken as effecting the interpretation of the rules of the New Share Option Scheme.
(a)	Purpose of the scheme
     The purpose of the New Share Option Scheme is to provide incentives or rewards to Participants thereunder for their contribution to the Group and / or to enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any Invested Entity.
(b)	Who may join
The Directors may, at their absolute discretion, invite any person belonging to any of the following classes of Participants, to take up Options to subscribe for Shares:
(aa)	any Eligible Employee;

(bb)	any non-executive director (including independent non-executive directors) of the Company, any of its Subsidiaries or any Invested Entity;

(cc)	any supplier of goods or services to any member of the Group or any Invested Entity;

(dd)	any customer of the Group or any Invested Entity;

(ee)	any person or entity that provides research, development or other technological support to the Group or any Invested Entity;

(ff)	any shareholder of any member of the Group or any Invested Entity or any holder of any securities issued by any member of the Group or any Invested Entity; and

(gg)	any other group or classes of Participants from time to time determined by the Directors as having contributed or may contribute to the development and growth of the Group and any Invested Entity, and, for the purposes of the New Share Option Scheme, the Options may be granted to any company wholly owned by one or more persons belonging to any of the above classes of Participants or any discretionary object of a Participant which is a discretionary trust. For the avoidance of doubt, the grant of any Options by the Company for the subscription of Shares or other securities of the Group to any person who fall within any of the above classes of Participants shall not, by itself, unless the Directors have otherwise determined, be construed as a grant of an Option under the New Share Option Scheme.

APPENDIX - THE PRINCIPAL TERMS OF THE NEW SHARE OPTION SCHEME
The basis of eligibility of any of the above classes of Participants to the grant of any Options shall be determined by the Directors from time to time on the basis of their contribution to the development and growth of the Group and any Invested Entity.
(c)	Maximum number of Shares
(aa)	The maximum number of Shares to be issued upon exercise of all outstanding Options granted and yet to be granted under the New Share Option Scheme and any other share option scheme of the Company must not in aggregate exceed 30 per cent. of the issued share capital of the Company from time to time.

(bb)	The total number of Shares which may be issued upon exercise of all Options (excluding, for this purpose, Options which have lapsed in accordance with the terms of the New Share Option Scheme and any other share option scheme of the Company) to be granted under the New Share Option Scheme and any other share option scheme of the Company must not in aggregate exceed 366,976,590 Shares, being 10 per cent. of the Shares in issue as at the day of the passing of the Ordinary Resolution (the “General Scheme Limit”).

(cc)	Subject to (aa) above and without prejudice to (dd) below, the Company may seek approval of the Shareholders in general meeting to refresh the General Scheme Limit provided that the total number of Shares which may be issued upon exercise of all Options to be granted under the New Share Option Scheme and any other share option scheme of the Company must not exceed 10 per cent. of the Shares in issue as at the date of approval of the limit and for the purpose of calculating the limit as “refreshed”, Options previously granted under the New Option Scheme or any other share option scheme of the Company (including those outstanding, cancelled, lapsed or exercised in accordance with the New Share Option Scheme and any other share option scheme of the Company) will not be counted.

(dd)	Subject to (aa) above and without prejudice to (cc) above, the Company may issue a circular to the Shareholders and seek separate Shareholders’ approval in general meeting to grant Options beyond the General Scheme Limit or, if applicable, the limit referred to in (cc) above to Participants specifically identified by the Company before such approval is sought.
(d)	Maximum entitlement of each Participant
     The total number of Shares issued and which may fall to be issued upon exercise of the Options granted under the New Share Option Scheme and any other share option scheme of the Company (including both exercised or outstanding Options) to each Participant in any 12-month period shall not exceed 1 per cent. of the issued share capital of the Company for the time being (the “Individual Limit”). Any further grant of Options in excess of the Individual Limit in any 12-month period up to and including the date of such further grant, shall be subject to the issue of a

APPENDIX - THE PRINCIPAL TERMS OF THE NEW SHARE OPTION SCHEME
circular to the Shareholders and the Shareholders’ approval in general meeting of the Company with such Participant and his associates abstaining from voting.
(e)	Grant of Options to connected persons
(aa)	Any grant of Options under the New Share Option Scheme to a Director, chief executive (other than a proposed director or a proposed chief executive of the Company) or substantial shareholder of the Company, or any of their respective associates, must be approved by independent non-executive Directors (excluding any independent non-executive Director who is the grantee of the Options).

(bb)	In the event of any change in the terms of Options granted to a substantial shareholder or an independent non-executive Director of the Company, or any of their respective associates; or where any grant of Options to a substantial shareholder or an independent non-executive Director, or any of their respective associates, would result in the Shares issued and to be issued upon exercise of all Options already granted and to be granted (including Options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant:
(i)	representing in aggregate over 0.1 per cent. of the Shares in issue; and

(ii)	having an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of HK$5,000,000, such further grant of Options must be approved by the Shareholders. The Company must send a circular to the Shareholders. All connected persons of the Company must abstain from voting at such general meeting, except that any connected person may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the circular. Any vote taken at the meeting to approve the grant of such Options must be taken on a poll.
(f)	Time of acceptance and exercise of an Option
     An offer of grant of an Option may be accepted by a Participant within 21 days from the date of the offer of grant of the Option. A consideration of HK$1 is payable on acceptance of the offer of grant of an Option.
     An Option may be exercised in accordance with the terms of the New Share Option Scheme at any time during a period to be determined and notified by the Directors to each grantee, which period may commence on the date on which the offer for the grant of Options is made but shall end in any event not later than 10 years from the date of grant of the Options subject to the provisions for early termination thereof.
(g)	Performance targets

APPENDIX - THE PRINCIPAL TERMS OF THE NEW SHARE OPTION SCHEME
     Unless the Directors otherwise determine and state in the offer of the grant of Options to a Participant, a Participant is not required to achieve any performance targets before any Options granted under the New Share Option Scheme can be exercised.
(h)	Subscription price for Shares
     The subscription price per Shares under the New Share Option Scheme shall be a price determined by the Directors, but shall not be lower than the higher of (i) the closing price of Shares as stated in the Stock Exchange’s daily quotation sheet on the date of grant, which must be a trading day; (ii) the average closing price of Shares as stated in the Stock Exchange’s daily quotation sheets for the five trading days immediately preceding the date of grant; and (iii) the nominal value of a Share. Without prejudice to the generality of the foregoing, the Directors may grant Options in respect of which the subscription price is fixed at different prices for each different period during the option period provided that the subscription price per Share for each of the different periods shall not be less than the subscription price determined in the aforesaid manner.
(i)	Ranking of Shares
(aa)	Shares allotted upon the exercise of an Option will be subject to all the provisions of the Bye-Laws of the Company for the time being in force and will rank pari passu in all respects with the fully paid Shares in issue as from the day when the name of the grantee is registered on the register of members of the Company and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date when the name of the grantee is registered on the register of members of the Company other than any dividend or other distribution previously declared or recommended or resolved to be paid or made with respect to a record date which shall be before the date when the name of the grantee is registered on the register of members of the Company, provided always that when the date of exercise of the Option falls on a day upon which the register of members of the Company is closed then the exercise of the Option shall become effective on the first business day in Hong Kong on which the register of members of the Company is re-opened. A Share allotted upon the exercise of an Option shall not carry any voting right until the completion of the registration of the grantee as the holder thereof.

(bb)	Unless the context otherwise requires, references to “Shares” in this paragraph include references to shares in the ordinary equity share capital of the Company of such nominal amount as shall result from a sub-division, consolidation, re-classification or reduction of the share capital of the Company from time to time.
(j)	Restrictions on the time of grant of Options

APPENDIX - THE PRINCIPAL TERMS OF THE NEW SHARE OPTION SCHEME
     No offer for grant of Options shall be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been published on the website of The Hong Kong Exchanges and Clearing Limited. In particular, during the period commencing one month immediately preceding the earlier of (i) the date of the meeting of the Directors (as such date is first notified to the Stock Exchange in accordance with the Listing Rules) for the approval of the Company’s interim or annual results, and (ii) the last date on which the Company must publish its interim or annual results announcement under the Listing Rules and ending on the date of the announcement of the results, no Option may be granted.
     The Directors may not grant any Option to a Participant who is a Director during the periods or times in which Directors are prohibited from dealing in Shares pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers prescribed by the Listing Rules or any corresponding code or securities dealing restrictions adopted by the Company.
(k)	Period of the New Share Option Scheme
     The New Share Option Scheme will remain in force for a period of 10 years commencing on the date on which the New Share Option Scheme becomes unconditional.
(l)	Rights on ceasing employment
     If the grantee of an Option is an Eligible Employee and ceases to be an Eligible Employee for any reason other than death or for serious misconduct or other grounds referred to in paragraph (o) below before exercising his or her Option in full, the grantee may exercise the Option up to his or her entitlement at the date of cessation within the period of 1 month following the date of cessation in whole or in part (to the extent not already exercised) which date of cessation will be taken to be the last actual working day of the Eligible Employee with the Group or the Invested Entity or the holding company of the Company whether salary is paid in lieu of notice or not, or such longer period following the date of cessation as the Board may determine.
(m)	Rights on ceasing be a Participant who is not an Eligible Employee
     If a grantee of an Option is a supplier, customer, adviser, consultant, shareholder or holder of any securities of any member of the Group or any Invested Entity for any reason other than his or her death, the grantee may exercise his or her Option up to his or her entitlement at the date he or she ceases to be a supplier, customer, adviser, consultant, shareholder or holder of any securities of any member of the Group or any Invested Entity within the period of 1 month following the date of cessation in whole or in part (to the extent not already exercised).
(n)	Rights on death

APPENDIX - THE PRINCIPAL TERMS OF THE NEW SHARE OPTION SCHEME
     If the grantee of an Option ceases to be a Participant by reason of his or her death before exercising the Option in full, his or her personal representative(s) may exercise the Option (to the extent not already exercised) in full within a period of 12 months, following the date of death or such longer period as the Board may determine.
(o)	Rights on dismissal
     If the grantee of an Option is an Eligible Employee and ceases to be an Eligible Employee by reason that he has been guilty of misconduct or has committed an act of bankruptcy or has become insolvent or has made any arrangements or composition with his or her creditors generally, or has been convicted of any criminal offence involving his or her integrity or honesty or (if so determined by the Board) on any other ground on which an employer would be entitled to terminate his or her employment at common law or pursuant to any applicable laws or under the Eligible Employee’s service contract with the Company or the relevant Subsidiary or the relevant Invested Entity or the holding company of the Company, his or her Option will lapse automatically on the date the Eligible Employee ceases to be an Eligible Employee.
(p)	Rights on breach of contract
     If the Directors at their absolute discretion determine that the grantee of any Option (other than an Eligible Employee) or his or her associate has committed any breach of any contract entered into between the grantee or his or her associate on the one part and the Group or any Invested Entity on the other part or that the grantee has committed any act of bankruptcy or has become insolvent or is subject to any winding-up, liquidation or analogous proceedings or has made any arrangement or composition with his or her creditors generally, the Directors shall determine that the outstanding Options granted to the grantee shall lapse. In such event, his or her Options will lapse automatically and will not in any event be exercisable on or after the date on which the Directors have so determined.
     If the Board in its absolute discretion determines that the grantee has committed a breach or failed to comply with any obligation or provisions (other than paragraph (w)) or perform and observe any of the terms, conditions, restrictions and/or limitations attached to the grant of the Option or set out in the rules of the New Share Option Scheme, the Options will lapse automatically and will not in any event be exercisable on or after the date on which the Board so determined.
(q)	Rights on a general offer
     In the event of a general offer, whether by way of take-over offer, share re-purchase offer or scheme of arrangement or otherwise in like manner, is made to all the holders of Shares, or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror, the Company shall use its best endeavours to procure that such offer is extended to all the grantees on the same terms, mutatis mutandis, and assuming that they will become, by the exercise in full of the Options granted to them, Shareholders of the Company. If such offer, having been approved in accordance with applicable

APPENDIX - THE PRINCIPAL TERMS OF THE NEW SHARE OPTION SCHEME
laws and regulatory requirements becomes, or is declared unconditional, the grantee (or his or her legal personal representative(s)) shall be entitled to exercise the Option in full (to the extent not already exercised) at any time within 14 days after the date on which such general offer becomes or is declared unconditional.
(r)	Rights on winding up
     In the event of an effective resolution being passed for the voluntarily winding-up of the Company or an order of the court is made for the winding-up of the Company, the grantee (or his or her legal personal representative(s)) may by notice in writing to the Company within 21 days after the date of such resolution elect to be treated as if the Option (to the extent not already exercised) had been exercised immediately before the passing of such resolution either to its full extent or to the extent specified in the notice, such notice to be accompanied by a remittance for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given, whereupon the grantee will be entitled to receive out of the assets available in the liquidation pari passu with the holders of Shares such sum as would have been received in respect of the Shares the subject of such election. Subject to the above, an Option will lapse automatically on the date of the commencement of the winding-up of the Company.
(s)	Rights on compromise or arrangement between the Company and its creditors
     If a compromise or arrangement between the Company and its members or creditors is proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies, the Company shall give notice thereof to all grantees on the same date as it dispatches to each member or creditor of the Company a notice summoning the meeting to consider such a compromise or arrangement, and thereupon each grantee (or where permitted under paragraph (n), his or her legal personal representative(s)) shall be entitled to exercise all or any of his or her Options in whole or in part at any time prior to 12:00 noon on the day immediately preceding the date of the meeting directed to be convened by the court for the purposes of considering such compromise or arrangement. With effect from the date of such meeting, the rights of all grantees to exercise their respective Options shall forthwith be suspended. Upon such compromise or arrangement becoming effective, all Options shall, to the extent that they have not been exercised, lapse and terminate. If for any reason such compromise or arrangement is not approved by the court (whether upon the terms presented to the court or upon any other terms as may be approved by such court) the rights of grantees to exercise their respective Options shall with effect from the date of the making of the order by the court be restored in full and shall thereupon become exercisable (but subject to the other terms of the Scheme) as if such compromise or arrangement had not been proposed by the Company and no claim shall lie against the Company or any of its officers for any loss or damage sustained by any grantee as a result of the aforesaid suspension. Subject to the above, an Option will lapse automatically on the date the proposed compromise or arrangement becomes effective.

APPENDIX - THE PRINCIPAL TERMS OF THE NEW SHARE OPTION SCHEME
(t)	Adjustments to the subscription price
     In the event of any alteration in the capital structure (including a capitalisation of profits or reserves, rights issue or similar offer of securities to holders of Shares, consolidation, sub-division or reduction or similar reorganisation of the share capital of the Company) of the Company whilst an Option remains exercisable, such corresponding alterations (if any) certified by the auditors for the time being of or an independent financial adviser to the Company as fair and reasonable will be made to the number of Shares subject to the Option so far as unexercised and/or the subscription price for Shares and/or the method of exercise of the Option concerned and/or the maximum number of Shares referred to in paragraphs (c) and (d) herein, provided that (i) any alteration shall give a grantee the same proportion of the issued share capital to which he/she was entitled prior to such alteration and that the aggregate subscription price payable by a grantee on the full exercise of any Option shall remain as nearly as possible the same (but shall not be greater than) as it was before such event; (ii) no alteration shall be made the effect of which would be to enable a Share to be issued at less than its nominal value; and (iii) no such adjustment will be required in circumstances whether there is an issue of Shares or other securities of the Group as consideration in a transaction. In addition, in respect of any such alteration, other than any made on a capitalisation issue, such auditors or independent financial adviser must confirm to the Directors in writing that the alteration satisfy the requirements of the relevant provision of the Listing Rules.
(u)	Cancellation of Options
     Any cancellation of Options granted but not exercised must be approved by the Board and the Shareholders in general meeting, with Optionholders and their associates abstaining from voting.
(v)	Termination of the New Share Option Scheme
     The Company may by resolution in general meeting at any time terminate the New Share Option Scheme and in such event no further Options shall be offered but in all other respects the provisions of the New Share Option Scheme shall remain in force to the extent necessary to give effect to the exercise of any Options (to the extent not already exercised) granted prior to the termination or otherwise as may be required in accordance with the provisions of the New Share Option Scheme. Options (to the extent not already exercised) granted prior to such termination shall continue to be valid and exercisable in accordance with the New Share Option Scheme and the terms as set out in the offer letter.
(w)	Rights are personal to the grantee
     An Option is personal to the grantee and shall not be assignable and no grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Option. Any breach of the foregoing shall result in any outstanding Option or part thereof granted to such grantee be lapsed.

APPENDIX - THE PRINCIPAL TERMS OF THE NEW SHARE OPTION SCHEME
(x)	Lapse of Option
     An Option shall lapse automatically (to the extent not already exercised) on the earliest of:
(aa)	the expiry of the period referred to in paragraphs (l), (m) and (n);

(bb)	the expiry of the periods or dates referred to in paragraphs (k), (o), (p), (q), (r) and (s); and

(cc)	the date on which a breach of the provision restriction on transfer and assignment of an Option referred to in paragraph (w) is committed.
(y)	Others
(aa)	The terms and conditions of the New Share Option Scheme relating to the matters set out in Rule 17.03 of the Listing Rules shall not be altered except with the approval of the Shareholders in general meeting.

(bb)	Any alterations to the terms and conditions of the New Share Option Scheme which are of a material nature or any change to the terms of Options granted must be approved by the Shareholders in general meeting, except where the alterations take effect automatically under the existing terms of the New Share Option Scheme.

(cc)	The amended terms of the New Share Option Scheme or the Options must still comply with the relevant requirements of Chapter 17 of the Listing Rules.

(dd)	Any change to the authority of the Board in relation to any alteration to the terms of the New Share Option Scheme shall be approved by the Shareholders in general meeting.

NOTICE OF SGM

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
NOTICE OF SPECIAL GENERAL MEETING
     NOTICE IS HEREBY GIVEN that a special general meeting of Brilliance China Automotive Holdings Limited (the “Company”) will be held at Room Tian & Di, 7th Floor, The Landmark Mandarin Oriental, 15 Queen’s Road Central, The Landmark, Central, Hong Kong on Tuesday, 11th November, 2008 at 9:00 a.m. or any adjournment thereof, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions of the Company:
ORDINARY RESOLUTIONS
1.	“THAT the outstanding options to subscribe for 92,125,000 shares at par value of US$0.01 each of the Company which have been granted but not exercised as at the date of the passing of this resolution, pursuant to the share option scheme of the Company adopted on 28th June, 2002 be and are hereby cancelled and that the directors of the Company be and are hereby authorised to do all such acts, execute all such documents and deeds as they in their discretion consider necessary or desirable to give effect to the foregoing.”
2.	“THAT conditional upon the listing committee of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) approving the share option scheme (a copy of which is produced to the meeting marked “A” and signed by the chairman of this meeting for the purpose of identification) (the “New Share Option Scheme”) and any options which may be granted thereunder and granting approval for listing of, and permission to deal in, the shares at par value of US$0.01 each in the capital of the Company (the “Shares”) which may fall to be issued pursuant to the New Share Option Scheme, the New Share Option Scheme be and is hereby approved and adopted by the Company and with effect from the date of the New Share Option Scheme becoming unconditional and effective, the existing share option scheme of the Company which was adopted by the Company on 28th June, 2002 be terminated therefrom and the directors of the Company (the “Directors”) be and are hereby authorised to allot and issue Shares pursuant to the exercise of any options which may fall to be granted under the New Share Option Scheme, and that to the extent permissible under the bye-laws of the Company, the Rules Governing the Listing of Securities on the Stock Exchange and the rules of the New Share Option Scheme, the Directors may vote in respect of any resolution(s) under or affecting the New Share Option Scheme (including the granting of options thereunder or approving the allotment and issue of

* for identification purposes only

NOTICE OF SGM
Shares upon exercise of options thereunder) notwithstanding any interest(s) of any Director(s).”

By order of the Board Brilliance China Automotive Holdings Limited Lam Yee Wah Eva Company Secretary

Hong Kong, 24th October, 2008
Registered office:
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
Head office and principal place of business:
Suites 1602-05
Chater House
8 Connaught Road Central
Hong Kong
Notes:
1.	A shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy. A proxy need not be a shareholder of the Company.
2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.
3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
4.	Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if shareholders so wish.
5.	Pursuant to bye-law 70 of the bye-laws of the Company, a poll may be declared in relation to any resolution put to the vote of the meeting before or at the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:
(a)	by the chairman of the meeting; or

NOTICE OF SGM
(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.